[redacted]

11020135

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-66863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: DBA: Constans Crescent Global LLC

OFFICIAL USE ONLY
FIRM ID. NO.

formerly: McMahan Securities

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich,	CT	06830-6086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Peters (203) 618-3345
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Constans Crescent Global LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My Commission Expires
May 31, 2013

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSTANS CRESCENT GLOBAL LLC
(formerly McMahan Securities Corporate Finance LLC)
Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 30,480
Total assets	$ 30,480
LIABILITIES AND MEMBER'S CAPITAL	
Accrued expenses and other	$ 2,535
Total liabilities	2,535
Member's capital	27,945
Total liabilities and member's capital	$ 30,480

The accompanying notes are an integral part of this statement.

1. ORGANIZATION

Constans Crescent Global LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company intends to engage primarily in undergoing private placements. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(i) of that Rule.

The sole member of the Company is also the controlling partner of McMahan Securities Co. L.P., an affiliate. The sole member provided capital contributions to support the Company for 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash

Cash is held primarily at one major financial institution, which is a member of Federal Deposit Insurance Corporation ("FDIC"). At times, the amount of cash on deposit at this financial institution may exceed the FDIC insurance limit. The Partnership may be exposed to credit risk on any portion of cash that exceeds the FDIC insurance limit.

Furniture, Equipment and Leasehold Improvements

Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Leasehold improvements are amortized over the remaining term of the lease.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is taxed as a limited liability company for U.S. federal income tax purposes. These taxes are the responsibility of the individual member. Accordingly, no income tax liability or expense has been recorded in the financial statements of the Company.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The Company has reviewed the tax positions for the open tax years 2007 through 2010 and determined that the implementation did not have a material impact on the Company's financial statements or require additional disclosure.

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, of $2,535. At December 31, 2010, the Company had net capital of $27,945, which exceeded its requirement of $5,000 by $22,945.

4. RELATED PARTY TRANSACTIONS

The Company shares certain administrative and employee costs with related entities, pursuant to executed cost sharing agreements. These costs include information technology services, facility rental, and back-office employee compensation and benefits. On a regular basis, the Company reimburses McMahan Securities Co. LP (the "Partnership"), a related party, for these costs incurred on behalf of the Company throughout the year. At December 31, 2010, the Company had a related party payable of $2,535 outstanding.

5. REGULATORY MATTERS

The Company is currently participating in a regulatory review. In the opinion of management, the completion of this review is not expected to have a material adverse effect on the financial condition and results of operations of the Company.

6. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2010 through the date the financial statements were available for issuance and has determined there were no subsequent events during the period that would require disclosure.

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

CONSTANS CRESCENT GLOBAL LLC
(Formerly McMahan Securities Corporate Finance LLC)

December 31, 2010

CONSTANS CRESCENT GLOBAL LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 4

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Constans Crescent Global LLC

We have audited the accompanying statement of financial condition of Constans Crescent Global LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Constans Crescent Global LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 25, 2011